

March 9, 2022

Brian Mitts
Chief Financial Officer
NexPoint Real Estate Finance, Inc.
300 Crescent Court, Suite 700
Dallas, Texas 75201

      Re: NexPoint Real Estate Finance, Inc.
           Registration Statement on Form S-3
           Filed March 4, 2022
           File No. 333-263300

Dear Mr. Mitts:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Victor Rivera Melendez at 202-551-4182 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Real Estate & Construction

cc: Justin S. Reinus, Esq.